Filed by RiskMetrics Group, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RiskMetrics Group, Inc.

(Commission File No.: 1-33928)

Set forth below is an e-mail communication, sent on May 17, 2010, from Ethan Berman to RiskMetrics Group, Inc. (“RiskMetrics”) employees regarding the proposed merger between RiskMetrics and MSCI Inc.

We have received word that our HSR filing has been cleared by the Federal Trade Commission. This removes another condition to the closing of our deal with MSCI.  The next issue is our shareholder meeting and vote which is set for May 27. If that goes as we anticipate, we expect to be able to close our transaction with MSCI the first week of June.  A press release to this effect has just gone out to the market.

This is good news for all of us, as it will finally allow us to work together to provide clarity to employees and clients as to the future organization, products, and services. Later this week, probably Thursday, Henry will send a note out to employees of both companies outlining the organization by function, with a list of his direct reports, as well as his direct reports’ direct reports. From there, at approximately the time of closing, the majority of the rest of the organization will be set. Right after Henry’s note, we will have an internal RiskMetrics webcast to discuss the new organization, and answer any questions.

I am excited about the organization as it has been designed, and the leadership that has been chosen. It has been a fair, open, and thoughtful process, and while it has at times been seen by some at RiskMetrics as too one-sided, that was forced upon us given the circumstances, and Henry and his team have done a good job compensating for that in the end result.

I also appreciate that the closing of this deal is now coming faster than some of us expected, and will therefore create some anxiety.  Give us a few more days, as we work through a number of external disclosure issues, and know that clarity will come rapidly over the next few weeks.

Thank you all again for your patience.

Ethan

(my new sign-off)

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. MSCI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement of RiskMetrics that also constitutes a prospectus of MSCI. MSCI and RiskMetrics also have filed other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus has been mailed to stockholders of RiskMetrics. INVESTORS AND SECURITY HOLDERS OF MSCI AND RISKMETRICS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about MSCI and RiskMetrics, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MSCI are available free of charge on MSCI’s internet website at www.mscibarra.com or by contacting MSCI’s Investor Relations Department at 866-447-7874. Copies of the documents filed with the SEC by RiskMetrics are available free of charge on RiskMetrics’ internet website at www.riskmetrics.com or by contacting RiskMetrics’ Investor Relations Department at 212-354-4643

MSCI, RiskMetrics, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of RiskMetrics in connection with the proposed transaction. Information about the directors and executive officers of RiskMetrics is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 29, 2009. Information about the directors and executive officers of MSCI is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on February 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties and other factors that may cause MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond MSCI’s, RiskMetrics and the combined company’s control and that could materially affect actual results, levels of activity, performance, or achievements.  Such risks, uncertainties and factors include, but are not limited to:  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the failure to consummate or delay in consummating the proposed merger for other reasons; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed merger; the combined company’s ability to promptly and effectively integrate the businesses of RiskMetrics and MSCI; and the diversion of management time on merger-related issues.

Other factors that could materially affect MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance or achievements can be found in MSCI’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 and filed with the SEC on January 29, 2010, in RiskMetrics’ December 31, 2009 Annual Form 10-K which was filed with the SEC on February 24, 2010 and in their respective quarterly reports on Form 10-Q and current reports on Form 8-K. If any of these risks or uncertainties materialize, or if MSCI’s or RiskMetrics’ underlying assumptions prove to be incorrect, actual results may vary significantly from what MSCI or RiskMetrics projected. Any forward-looking statement in this release reflects MSCI’s or RiskMetrics’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MSCI’s or RiskMetrics’ operations, results of operations, growth strategy and liquidity. MSCI and RiskMetrics assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.

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